UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Barbara
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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                             |      |    |                  |   |           |1,975,980          |I     |NOTE 1                     |
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                             |      |    |                  |   |           |85,821             |I     |NOTE 2                     |
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                             |      |    |                  |   |           |194,321            |I     |NOTE 3                     |
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                             |      |    |                  |   |           |281,400            |I     |NOTE 4                     |
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                             |      |    |                  |   |           |3,507              |I     |NOTE 5                     |
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                             |      |    |                  |   |           |68,332             |I     |NOTE 6                     |
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                             |      |    |                  |   |           |434,491            |I     |NOTE 7                     |
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                             |4-29-9|J (8|1,836             |A  |           |3,340              |D     |                           |
                             |9     |)   |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |33,651             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Common Stock Options    |        |     |    |           |   |     |     |            |       |       |8,136       |   |Note 9      |
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Explanation of Responses:
Note 1: Shares owned by the Barbara Bainum Declaration of Trust (the "trust") in which Ms. Bainum is the sole trustee.
Note 2: The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates, L.P., the sole trustee of which is Ms.
Bainum.
Note 3: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 4: The proportionate interest of the Trust in shares (3,567,869) owned by Realty Investment Company, Inc.,a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder.
Note 5: The proportionate interest of Ms. Bainum in shares (112,200) owned by Vintage Limited Partnership.
Note 6: The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, L.P. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the sole beneficiaries. Beneficial ownership is disclaimed.
Note 7: The proportionate interest of certain trusts in shares (3,567,869) owned byRealty Investment Company, Inc., for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the sole beneficiaries. Beneficial ownership is disclaimed.
Note 8: These restricted shares are from the non-employee director stock compensation plan. These shares vest in three equal annual installments beginning
4-29-00.
Note 9: Such options vest in three equal annual installments beginning on 4-29-01.